

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Via U.S. Mail

Robert P. Bermingham
The Yucaipa Companies
9130 West Sunset Boulevard
Los Angeles, California 90069

> **Re:** **Simon Worldwide, Inc.**
> **Schedule TO-T/13E-3**
> **Filed by Multi-Accounts, LLC, OA3, LLC and Ronald W. Burkle**
> **Filed on November 1, 2010**
> **File No. 005-43175**

Dear Mr. Bermingham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

What is your position as to the fairness of the transaction?, page 4

1.      You have stated your belief as to the fairness of the transaction to Simon's stockholders, other than you and your affiliates. Please express all statements with regard to fairness with reference to the unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Introduction, page 6

2.      We note your unqualified statement that you may terminate the offer at any time. A bidder may terminate its offer only upon the occurrence or non-occurrence of certain objective events that are not within the bidder's control. Please revise this language.

3.      We note that you are not taking responsibility for the accuracy or completeness of any information concerning Simon contained in the offer document.  While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.  Similar disclosure appears in the section entitled "Certain Information Concerning Simon."  Please revise.

Position of the Overseas Toys Parties Regarding the Fairness of the Offer, page 16

4.      Please provide the disclosure required by Items 1014(d) and 1004(e) of Regulation M-A.

Factors Not Supportive of Our Fairness Determination, page 18

5.      In the third bullet point, please quantify the premium above liquidation value attributed by the Overseas Toys Parties to the NOLs and any non-cash assets, including the value of the public reporting entity.

Factors Not Considered, page 19

6.      Please quantify the additional cash resources expended by Simon since the date of the Stock Repurchase Agreement.

Security Ownership of Certain Beneficial Owners, page 27

7.      In the footnote to the tabular entry for the Overseas Toys Parties, you disclose that each of these entities, other than Overseas Toys, disclaims beneficial ownership of the shares "except to the extent of its pecuniary interest therein."  For purposes of disclosure required by Item 1008(a) of Regulation S-K, beneficial ownership is not determined with reference to pecuniary interest.  Refer to Instruction 1 to Item 1008(a) and Rule 13d-3.  Please revise your disclosure accordingly.

Transactions and Arrangements Concerning the Shares, page 28

8.      You have qualified the statements in the first, second and last full paragraphs on this page, as well as the first sentence of the final partial paragraph on this page, by knowledge.  Please advise why these qualifications are necessary, or revise your disclosure as appropriate.

9.      To the extent known by the filing persons, after making reasonable inquiry, please state why no executive officer, director or affiliate of Simon or the Overseas Toys Parties currently intends to tender any shares in the offer.  See Item 1012(d) of Regulation M-A.

Acceptance for Payment and Payment for Shares, page 33

10.     We note your statements here and in Instruction 4 of the Letter of Transmittal that you will pay for all shares, and return any shares not accepted for payment or purchased in the offer, "as soon as practicable" or "as promptly as practicable," respectively, following the expiration or termination of the offer.  Rule 14e-1(c) requires that you make payment, or return shares not purchased, "promptly" upon expiration or termination of the offer. Please revise here and throughout the document, as necessary.

Conditions to the Offer, page 43

11.     We note your statement that you may assert or waive a condition prior to the time of payment for any shares.  All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before payment. Please revise the language accordingly.

12.     In the next to last paragraph of this section, you state that the conditions may be asserted by you at any time.  Please revise this language in accordance with the immediately prior comment.

13.     We note the reference in subsection (b) of this section to an event that, in the judgment of the Overseas Toys Parties, is likely to have certain effects.  Please revise to include an objective standard for the determination as to whether this condition has been satisfied.

14.     We note the reference in subsection (c) of this section to Overseas Toys determining it is advisable to extend the offer to a date after December 31, 2010 pursuant to any requirement or request of the Commission.  Please revise to include an objective standard for the determination as to whether this condition has been satisfied.  Please also clarify that actions or inactions of the bidder, including raising the offer price, may not be responsible for triggering offer conditions.

15.     In the next to last paragraph, you refer to your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

16.     Please see our comment above.  When an offer condition is triggered by events that occur during the offer period and before expiration, you should inform security holders how

you intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc:     Via facsimile:  (213) 683-4052
        Judith T. Kitano, Esq.
        Munger, Tolles & Olson LLP